Dreyfus Premier Enterprise Fund
STATEMENT OF INVESTMENTS
June 30, 2005 (Unaudited)

Common Stocks--91.8%	Shares		Value($)
Broadcasting--.7%			
Regent Communications	263,150	a	**1,544,690**
Commercial Services--12.6%			
AMN Healthcare Services	223,500	a	3,359,205
EVCI Career Colleges Holding	364,600	a,b	2,296,980
Great Wolf Resorts	234,925		4,801,867
Huron Consulting Group	40,895		963,077
Mobile Mini	109,700	a	3,782,456
PRG-Schultz International	222,704	a	628,025
PeopleSupport	482,475		4,400,172
Providence Service	150,125	a	3,727,604
Rush Enterprises, Cl. A	250,075	a	3,336,001
			27,295,387
Computer Software & Services--6.5%			
Blackboard	96,150		2,299,908
Captiva Software	201,775	a	2,913,631
Embarcadero Technologies	397,606	a	2,230,570
Kanbay International	33,750		779,962
MIND C.T.I.	494,200		1,383,760
Motive	235,000		2,333,550
SI International	71,950	a	2,155,622
			14,097,003
Electronics--4.4%			
Digital Theater Systems	126,175	a	2,249,700
Molecular Devices	83,725	a	1,810,972
Radyne	267,650	a	2,321,864
TTM Technologies	85,500	a	650,655
Terayon Communication Systems	417,200	a	1,289,148
Ultralife Batteries	75,125	a	1,213,269
			9,535,608
Finance--4.9%			
ASTA Funding	155,927	b	4,331,652
Community Bancorp	38,900		1,206,678
Marlin Business Services	56,600	a	1,137,660
Pacific Premier Bancorp	119,925	a	1,284,397
Placer Sierra Bancshares	100,000		2,727,000
			10,687,387
Gaming--2.3%			
Century Casinos	325,563	a	2,448,234
Pinnacle Entertainment	130,625	a	2,555,025
			5,003,259
Health Care--10.4%			
Amedisys	149,825	a,b	5,510,564
Cardiac Science	805,225	a,b	837,434
Encore Medical	429,475	a	2,383,586
Hologic	98,909	a	3,931,633
Merge Technologies	222,575	a,b	4,173,281
Option Care	162,300	b	2,288,430
Quinton Cardiology Systems	264,823	a	2,129,177
Schick Technologies	60,275	a	1,356,187
			22,610,292
Industrial Machinery--1.7%			
Accuride	158,350		1,683,260
Gardner Denver	58,800	a	2,062,704
			3,745,964
Internet Software & Services--6.7%			
Aladdin Knowledge Systems	231,000	a,b	4,744,740
Fastclick	149,075		1,356,583
Infocrossing	98,275	a,b	1,225,489
Keynote Systems	142,875	a	1,667,351
Open Solutions	161,825	a,b	3,286,666
SupportSoft	447,400	a	2,322,006
			14,602,835
Mining & Metals--1.3%			
Gammon Lake Resources	413,225	a	**2,781,004**
Oil & Gas Equipment & Services--3.6%			
Pioneer Drilling	165,150	a	2,520,189
TETRA Technologies	96,150	a	3,062,378
W-H Energy Services	88,325	a	2,201,942
			7,784,509

Oil & Gas Exploration & Production--2.6%			
Gasco Energy	692,975	a,b	2,564,007
Toreador Resources	128,875	a	3,130,374
			5,694,381
Pharmaceuticals--6.5%			
Auxilium Pharmaceuticals	165,125	b	787,646
Cypress Bioscience	141,250	a	1,864,500
I-Flow	200,600	a	3,337,984
Impax Laboratories	283,600	a	4,452,520
Inspire Pharmaceuticals	107,975	a	909,150
Noven Pharmaceuticals	153,725	a	2,687,113
			14,038,913
Restaurants--4.4%			
Buffalo Wild Wings	130,625	a,b	4,075,500
Cosi	244,850	a	1,684,568
McCormick & Schmick's Seafood Restaurants	125,383		1,979,797
Red Robin Gourmet Burgers	30,171	a	1,869,999
			9,609,864
Retail--9.8%			
Cache	229,925	a	3,821,353
Celebrate Express	145,100		1,964,654
Citi Trends	157,250	b	2,843,080
Guitar Center	35,465	a	2,070,092
Interface, Cl. A	197,175	a	1,587,259
MarineMax	173,175	a,b	5,411,719
Orange 21	261,725		1,342,649
Trex	85,150	a,b	2,188,355
			21,229,161
Semiconductors--3.4%			
California Micro Devices	299,525	a,b	1,701,302
Diodes	32,425	a	1,011,660
Nanometrics	161,475	a,b	2,016,823
Ultratech	143,219	a	2,620,907
			7,350,692
Transportation--4.0%			
Marten Transport	180,834	a	3,795,706
Old Dominion Freight Line	88,405	a	2,371,906
Petroleum Helicopters	112,500	a	2,648,250
			8,815,862
Other--6.0%			
iShares Russell 2000 Growth Index Fund	68,550	b	4,444,097
iShares S&P Small Cap 600/BARRA Growth Inde	40,650	b	4,430,850
Nasdaq-100 Index Tracking Stock	115,875	b	4,263,041
			13,137,988
Total Common Stocks			
(cost $179,554,239)			**199,564,799**

Short-Term Investments--7.6%	Principal Amount ($)		Value ($)
Commercial Paper;			
Morgan Stanley & Co.,			
3.36%, 7/1/2005			
(cost $16,580,000)	16,580,000		**16,580,000**
Investment of Cash Collateral			
for Securities Loaned--15.4%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund			
(cost $33,509,827)	33,509,827	c	**33,509,827**
Total Investments (cost $229,644,066)	**114.8.%**		**249,654,626**
Liabilities, Less Cash and Receivables	**(14.8%)**		**(32,291,425)**
Net Assets	**100.0%**		**217,363,201**

a Non-income producing.
b All or a portion of these securities are on loan. At June 30, 2005, the total market value of the portfolio's securities on loan is $32,122,818 and the total market value of the collateral held by the portfolio is $33,509,827.
c Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

See notes to financial statements.

Dreyfus Premier Financial Services Fund
Statement of Investments
June 30, 2005 (Unaudited)

Common Stock-100.0%	Shares		Value($)
Diversified Financial Service-3.8%			
American Express	1,500		79,845
R&G Financial, Cl. B	1,800		31,842
			111,687
Finance Companies-16.1%			
Accredited Home Lenders Holding	800	[a]	35,200
Capital One Financial	515		41,205
CapitalSource	2,000	[a]	39,260
Countrywide Financial	2,500		96,525
Doral Financial	1,390		22,991
Federal Home Loan Mortgage	1,000		65,230
Federal National Mortgage Association	1,650		96,360
MBNA	1,500		39,240
National Financial Partners	1,000		39,140
			475,151
Insurance Brokers/Services-.7%			
Willis Group Holdings	600		**19,632**
Investment Bankers/Brokers-7.3%			
Bear Stearns Cos.	200		20,788
Boston Private Financial Holdings	500		12,600
Goldman Sachs Group	200		20,404
Lehman Brothers Holdings	200		19,856
Merrill Lynch	1,000		55,010
Morgan Stanley	800		41,976
Schwab (Charles)	4,000		45,120
			215,754
Investment Managers-1.0%			
State Street Corp	600		**28,950**
Life Insurance-.3%			
Manulife Financial Corp	200		**9,562**
Major Banks-28.3%			
Bank of America	3,500		159,635
Bank of New York	1,200		34,536
BankAtlantic Bancorp, Cl. A	1,350		25,582
Cathay General Bancorp	450		15,169
Citigroup	3,180		147,011
Federated Investors, Cl. B	500		15,005
HSBC Holdings, ADR	600		47,790
J.P. Morgan Chase & Co.	2,400		84,768
National City	500		17,060
SunTrust Banks	300		21,672
US Bancorp	1,000		29,200
W Holding	2,000		20,440
Wachovia	2,250		111,600
Wells Fargo	1,700		104,686
			834,154

Mid-Sized Banks-12.2%			
Columbia Bancorp	600		21,870
East West Bancorp	800		26,872
Fifth Third Bancorp	1,000		41,210
First Bancorp	700		28,105
First Horizon National	300		12,660
Hibernia, Cl. A	1,500		49,770
Northern Trust	350		15,956
Prosperity Bancshares	600		17,166
Signature Bank	2,800	[a]	68,320
Texas Regional Bancshares, Cl. A	2,000		60,960
UCBH Holdings	1,000		16,240
			359,129
Multi-Line Insurance-4.7%			
Allstate	260		15,535
American International Group	1,800		104,580
Axis Capital Holdings	650		18,395
			138,510
Multi-Sector Company.-2.8%			
Berkshire Hathaway, Cl. A	1	[a]	**83,500**
Other Consumer Services-1.2%			
First Marblehead	1,000	[a]	**35,060**
Property-Casualty Insurance-1.7%			
Cincinnati Financial	300		11,868
Montpelier Re Holdings	400		13,832
RenaissanceRe Holdings	250		12,310
Waddell & Reed Financial, Cl. A	700		12,950
			50,960
Real Estate Investment Trust-7.0%			
Eagle Hospitality Properties Trust	12,000		109,320
iStar Financial	150		6,239
Saxon Capital	5,300		90,471
			206,030
Rental & Leasing Companies-1.6%			
New Century Financial	600		30,870
Newcastle Investment	500		15,075
			45,945
Savings & Loan Associations-2.4%			
BankUnited Financial, Cl. A	400		10,816
Hudson City Bancorp	1,600		18,256
TCF Financial	700		18,116
Washington Mutual	600		24,414
			71,602
Smaller Banks-5.4%			
Commerce Bancorp	400		12,124
North Fork Bancorporation	750		21,068
Westamerica Bancorporation	800		42,248
Wilmington Trust	500		18,005
Wintrust Financial	1,250		65,438
			158,883
Specialty Insurers-3.5%			
Fidelity National Financial	1,000		35,690
Radian Group	380		17,944
Triad Guaranty	1,000	[a]	50,390
			104,024
Total Common Stocks (cost $2,795,284)			**2,948,533**

Short Term Investments-10.8%	Principal Amount($)	Value($)
U.S. Treasury Bills:		
2.84%, 8/4/2005	100,000	99,727
3.01%, 9/22/2005	221,000	219,471
Total Short-Term Investments (cost $319,198)		**319,198**
Total Investments(cost $3,114,482)	110.8%	**3,267,731**
Liabilities, Less Cash and Receivables	(10.8%)	**(317,238)**
Net Assets	100.0%	**2,950,493**

ADR-American Depository Receipts.

[a] Non-Income Producing.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference in the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER NATURAL LEADERS FUND
Statement of Investments
June 30, 2005 (Unaudited)

Common Stocks--91.9%	Shares		Value ($)
Canadian Oil & Gas--1.2%			
Penn West Energy Trust (Units)	5,745		**135,600**
Coal Mining--2.7%			
Fording Canadian Coal Trust	2,200		202,840
Peabody Energy	2,000		104,080
			306,920
Construction, Agricultural Equipment & Trucks--.8%			
Massey Energy	2,400		**90,528**
Contract Drilling--8.8%			
ENSCO International	3,700		132,275
Grey Wolf	19,500	a	144,495
Nabors Industries	1,800	a	109,116
Noble	1,800		110,718
Pioneer Drilling	7,900	a	120,554
TGS Nopec Geophysical	6,700	a	179,893
Todco, Cl. A	8,400	a	215,628
			1,012,679
Forest Products--.7%			
Timberwest Forest (Units)	6,600		**79,181**
Industrial Machinery & Compoments--2.8%			
ADA-ES	5,800	a	87,580
Bucyrus International, Cl. A	2,900		110,142
National Oilwell Varco	2,500	a	118,850
			316,572
Industrial Specialties--2.3%			
Ecolab	4,000		129,440
Zinifex	56,700	a,b	131,017
			260,457
Integrated Oil Companies--9.7%			
BP, ADR	3,700		230,806
Chevron	5,400		301,968
ConocoPhillips	3,600		206,964
Exxon Mobil	3,800		218,386
Royal Dutch Petroleum (New York Shares)	2,400		155,760
			1,113,884
Major Chemicals--2.7%			
BASF, ADR	2,100		138,600
Sasol, ADR	6,200		167,276
			305,876
Marine Transportation--.8%			
General Maritime	2,200		**93,280**
Miscellaneous--8.8%			
Canadian Oil Sands Trust (Units)	1,500		110,075
Cross Timbers Royalty Trust	4,000		162,600
Energy Income & Growth Fund	4,000		91,800
Energy Savings Income Fund (Units)	7,000		99,772
iShares COMEX Gold Trust	5,500	a	239,030
San Juan Basin Royalty Trust	2,600		109,070
Westshore Terminals (Units)	20,000		193,191
			1,005,538
Mutual Funds--1.4%			
Newalta Income Fund (Units)	8,600		**154,867**
Oil & Gas Production--18.2%			
Acclaim Energy Trust (Units)	6,500		81,210
Bonavista Energy Trust (Units)	3,000		75,843
Denbury Resources	3,600	a	143,172
ENI, ADR	3,100		397,420
Gasco Energy	40,200	a	148,740
GlobalSantaFe	4,100		167,280
OPTI Canada	5,400	a	117,649
Occidental Petroleum	2,500		192,325
Petroleo Brasileiro, ADR	4,200		218,946
Pride International	12,700	a	326,390
Range Resources	3,900		104,910
XTO Energy	3,300		112,167
			2,086,052
Oil Refining & Marketing--3.8%			
Marathon Oil	2,600		138,762
Total, ADR	1,700		198,645
Valero Energy	1,300		102,843
			440,250
Oilfield Services & Equipment--7.5%			
Baker Hughes	2,100		107,436
Diamond Offshore Drilling	2,100		112,203
Halliburton	4,700		224,754
Schlumberger	2,400		182,256
Transocean	2,100	a	113,337
Veritas DGC	4,300	a	119,282
			859,268
Other Metals & Minerals--6.3%			
Amerigo Resources	70,000	a	102,623
FNX Mining	24,300	a	224,046
Rio Tinto, ADR	1,600		195,072
Uranium Participation	23,000	a	104,903
Western Silver	11,400	a	99,180
			725,824
Packaged Foods--1.3%			
Dean Foods	3,700	a	130,388
TreeHouse Foods	740	a	21,097
			151,485
Paper--1.2%			
Sonoco Products	5,200		**137,800**
Precious Metals--5.8%			
Cia de Minas Buenaventura, ADR	5,000		114,950
Crystallex International	32,600	a	117,360
North American Palladium	6,500	a	32,240
PAN American Silver	8,600	a	127,194
Streettracks Gold Trust	6,200	a	269,204
			660,948
Real Estate Investment Trusts--1.2%			
Plum Creek Timber	3,700		**134,310**
Specialty Chemicals--2.4%			
Praxair	3,200		149,120
Sigma-Aldrich	2,300		128,892
			278,012
Steel & Iron Ore--1.5%			
Mesabi Trust	12,300		**170,847**
Total Common Stocks (cost $9,106,431)			**10,520,178**

Options--.3%	Face Amount Covered by Contracts	Value ($)
Put Options;		
Eastman Chemical September 2005 @ $50	9,500	9,025
Energy Select Sector SPDR, September 2005 @ $42	30,000	25,500
Total Options (cost $41,190)		**34,525**

Other Investments--8.8%	Shares		Value ($)
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $1,004,000)	1,004,000	c	**1,004,000**
Investment of Cash Collateral for Securities Loaned--1.0%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Plus Fund (cost $111,691)	111,691	c	**111,691**
Total Investments (cost $10,263,312)	**102.0%**		**11,670,394**
Liabilities, Less Cash and Receivables	**(2.0%)**		**(224,245)**
Net Assets	**100.0%**		**11,446,149**

ADR--American Depository Receipts

a Non-income producing.
b A portion of this security is on loan. At June 30, 2005, the total market value of the fund's security on loan is $105,308 and the total market value of the collateral held by the fund is $111,691
c Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

See notes to financial statements.